

*By Electronic Mail*

September 30, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: AIM ETF Products Trust
Issuer CIK: 0001797318
Issuer File Number: 333-235734 / 811-23504
Form Type: 8-A12B
Filing Date: September 30, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated March 20, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

AllianzIM U.S. Equity Buffer15 Uncapped Oct ETF (OCTU)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Natalie Panasiuk
Manager, Listing Qualifications